



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 33132 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/07 (MM/DD/YY) AND ENDING 07/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
J.P. McGowan & Company, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1631 Locust Street
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John P. McGowan (215) 735-6864
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, John P. McGowan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P. McGowan & Company, Inc., as of July 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in affect.

*Sanville & Company*
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITOR'S REPORT

J. P. McGowan & Company Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of J. P. McGowan & Company Inc. as of July 31, 2008 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. P. McGowan & Company Inc. at July 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
September 17, 2008

Sanville & Company
Certified Public Accountants

# J.P. McGOWAN & COMPANY, INC.
## Statement of Financial Condition
## July 31, 2008

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 53,381 |
| Securities owned, at market value: | | |
| State and municipal obligations | | 197,068 |
| Corporate stocks | | 8,331 |
| Receivable from clearing broker | | 255,215 |
| Deposit with clearing broker | | 50,000 |
| Interest receivable | | 3,942 |
| Receivable from stockholder | | 73,500 |
| Cash surrender value officer's life insurance | | 50,948 |
| Total assets | $ | 692,385 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Accounts payable and accrued expenses | $ | 93,514 |
| Payable to clearing broker | | 895 |
| Income taxes payable | | 5,719 |
| Total liabilities | | 100,128 |
| Commitments and contingent liabilities | | |
| Stockholder's Equity: | | |
| Common stock, $1 par value, authorized - 1,000 shares, issued and outstanding - 300 shares | | 300 |
| Additional paid-in capital | | 140,138 |
| Treasury stock - 45 shares, at cost | | ( 35,448) |
| Retained earnings | | 487,267 |
| Total stockholder's equity | | 592,257 |
| Total liabilities and stockholder's equity | $ | 692,385 |

The accompanying notes are an integral part of these financial statements.

J.P. McGOWAN & COMPANY, INC.
Statement of Operations
For the Year ended July 31, 2008

| | |
|---|---|
| **REVENUE** | |
| Net gain on firm securities trading | $ 612,043 |
| Syndicate and underwriting | 120,750 |
| Interest | 19,555 |
| Mutual fund commissions | 3,050 |
| Income from NASD payment | 35,000 |
| Unrealized loss firm investment account | ( 900) |
| Total revenue | 789,498 |
| **EXPENSES** | |
| Salaries and other employment costs | 440,706 |
| Clearing charges | 45,927 |
| Professional fees | 6,563 |
| Office expense | 51,376 |
| Quotation fees and research | 28,561 |
| Travel and entertainment | 39,044 |
| Occupancy costs and equipment rental | 38,378 |
| Interest | 12,858 |
| Telephone | 11,957 |
| Regulatory fees and expenses | 9,504 |
| Other | 4,464 |
| Total expenses | 689,338 |
| Income (loss) before taxes on income | 100,160 |
| Income tax expense | 5,719 |
| Net income | $ 94,441 |

The accompanying notes are an integral part of these financial statements.

## J.P. McGOWAN & COMPANY, INC.
## Statement of Changes in Stockholder's Equity
## For the Year ended July 31, 2008

| | Common Stock | Additional Paid-In Capital | Treasury Stock | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|
| Balance at July 31, 2007 | $ 300 | $ 140,138 | $ ( 35,448) | $ 392,826 | $ 497,816 |
| Net income for the year | | | | 94,441 | 94,441 |
| Balance at July 31, 2008 | $ 300 | $ 140,138 | $ (35,448) | $ 487,267 | $ 592,257 |

The accompanying notes are an integral part of these financial statements.

J.P. McGOWAN & COMPANY, INC.
Statement of Changes in Subordinated Borrowings
For the Year ended July 31, 2008

| | | |
|---|---|---|
| Subordinated borrowings at August 1, 2007 | $ | - |
| Increases: | | - |
| Decreases: | | - |
| Subordinated borrowings at July 31, 2008 | $ | - |

The accompanying notes are an integral part of these financial statements.

J.P. McGOWAN & COMPANY, INC.
Statement of Cash Flows
For the Year ended July 31, 2008

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 94,441 |
| Adjustments to reconcile net income to net cash expended in operating activities: | | |
| Changes in assets and liabilities: | | |
| (Increase) decrease in assets: | | |
| Securities owned | | 189,639 |
| Interest and other receivables | | ( 626) |
| Receivable from clearing broker | | (333,588) |
| Cash surrender value officer's life insurance | | ( 5,223) |
| Increase (decrease) in liabilities: | | |
| Accounts payable and accrued expenses | | 49,756 |
| Income taxes payable | | 5,719 |
| Net cash provided by operating activities | | 118 |
| Net increase in cash | | 118 |
| Cash at beginning of year | | 53,263 |
| Cash at end of year | $ | 53,381 |

| | | |
|---|---|---|
| Supplemental disclosures of cash flow information | | |
| Cash paid during the year for: | | |
| Interest paid | $ | 12,858 |
| Income taxes paid | $ | - |

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

J.P. McGowan & Company, Inc. (the "Company") is a securities broker dealer, registered with the Securities and Exchange Commission and FINRA. The Company conducts a general securities business on a fully disclosed basis. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Revenue* – Securities transactions (and related revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date basis.

*Property and Depreciation* – Furniture and equipment are depreciated generally on an accelerated basis over their estimated useful lives (three to seven years).

*Income Taxes* – The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109") (Note 8). This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

*Fair Value of Securities* – The market value of securities owned and sold short, consisting of state and municipal obligations is determined by the Company using quoted market prices, dealer quotes and prices obtained from independent third parties.

*Use of Estimates* – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

3. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provision of paragraph (k)(2)(B) of SEC Rule 15c3-3. All customer transactions are cleared through Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation ("Pershing") on a fully disclosed basis.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934 that prohibits a broker-dealer from withdrawing corporation capital except upon six months' notice and from engaging in any securities transaction at a time when its "Aggregate Indebtedness" exceeds fifteen times its "Net Capital" as those terms are defined by this Rule. As a result of this Rule, Company capital may be withdrawn only to the extent that net capital is in excess of required net capital that, in any event, may not be less than $100,000.

At July 31, 2008, the Company's "Aggregate Indebtedness" and "Net Capital" (as defined) were $99,234 and $505,446, respectively, and its net capital ratio was .20 to 1. "Net Capital" exceeded minimum capital requirements by $405,446 at that date.

5. PAYABLE TO CLEARING BROKER

Pursuant to the clearing agreement with Pershing (See Note 3), the Company can borrow from Pershing up to 75% of its eligible municipal inventory in order to finance such inventory. The Company pays interest on any outstanding balance due Pershing at brokers call rate plus ½% (4.25%) at July 31, 2008. Interest expense was $12,858 for the year ended July 31, 2008.

6. COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, the Company enters into when-issued and underwriting commitments. The transactions relating to such commitments that were open at July 31, 2008 had no material effect on the financial condition of the Company.

7. PROFIT SHARING PLAN

The Company has a profit sharing plan for those employees who meet the eligibility requirements set forth in the plan. The amount of the contribution to the plan is at the discretion of the Company's management. The Company made no contribution to the plan for the year ended July 31, 2008.

## 8. INCOME TAXES

The Company had $61,631 of net operating losses (NOLS), as of July 31, 2007, which was fully utilized during the year ended July 31, 2008. There was a deferred tax asset of $9,470 for which a full valuation allowance had been provided.

Income tax expense for the year ended July 31, 2008, was $5,719.

Due to certain Pennsylvania municipal bond profits being exempt from tax the Company's income tax provision does not include a provision for Pennsylvania corporate income tax.

## 9. RELATED PARTY TRANSACTIONS

The Company is on a month to month lease for $3,133 per month. Rent expense totaled $37,596 for the year ended July 31, 2008. The Company's sole stockholder is a partner in the partnership that leases the office space to the Company. The Company also advanced to the sole stockholder $37,500 to increase his ownership in the partnership during the year ended July 31, 2002.

The Company also advanced to the sole stockholder $36,000 during the year ended July 31, 2004.

## 10. MARKET DATA INFORMATION OBLIGATON

The Company has an obligation for its market data information that expires July, 2009. The monthly cost of this obligation is $1,816.

# J.P. McGOWAN & COMPANY, INC.
## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
## July 31, 2008

COMPUTATION OF NET CAPITAL

| | |
|---|---|
| Total stockholder's equity | $ 592,257 |
| Deduct stockholder's equity not allowable for Net Capital: | - |
| Total stockholder's equity qualified for Net Capital | 592,257 |
| Deductions and/or charges: | |
| Non-allowable assets: | |
| Other receivables | 73,737 |
| Total non-allowable assets | 73,737 |
| Net Capital before haircuts on securities positions | |
| Trading and investment securities: | |
| State and municipal obligations | 11,824 |
| Corporate stocks | 1,250 |
| Total haircuts | 13,074 |
| Net Capital | $ 505,446 |

COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Total aggregate indebtedness liabilities from Statement of Financial Condition | |
| Accounts payable and accrued expenses | $ 99,233 |
| Total aggregate indebtedness | $ 99,233 |
| Percentage of aggregate indebtedness to Net Capital | 20% |
| Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | 0% |

J.P. MCGOWAN & COMPANY, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
July 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---|
| Minimum Net Capital (6-2/3% of $99,233) | $ | 6,616 |
| Minimum dollar Net Capital requirement of reporting broker or dealer | $ | 100,000 |
| Net Capital requirement | $ | 100,000 |
| Excess Net Capital | $ | 405,446 |
| Excess Net Capital at 1000% | $ | 495,523 |

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1
The difference between the above computation and the computation included in the Company's unaudited FOCUS report (Form X-17a-5) as of July 31, 2008 is primarily due to:

| | | |
|---|---|---|
| Net Capital per unaudited FOCUS filing on July 31, 2008 | $ | 457,069 |
| Decrease in net income | | ( 2,647) |
| Decrease in nonallowable assets | | 51,024 |
| Net Capital per above | $ | 505,446 |

J.P. MCGOWAN & COMPANY, INC.
Computation for Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
July 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

*Sanville & Company*
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

Board of Directors
J. P. McGowan & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of J.P. McGowan & Company, Inc. (the Company) as of and for the year ended July 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
September 17, 2008

Certified Public Accountants

END